CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Fixed Rate Senior Notes Due 2017	$1,993,940,000	$61,213.96

PROSPECTUS Dated January 25, 2006 PROSPECTUS SUPPLEMENT Dated January 25, 2006	Pricing Supplement No. 274 to Registration Statement No. 333-131266 Dated April 24, 2007 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Senior Notes Due 2017

We, Morgan Stanley, are offering the notes described below on a global basis.  We may redeem some or all of the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2017 (the “notes”) at any time in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” as supplemented by the provisions below relating to the notes.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

On October 1, 2006, The Bank of New York succeeded JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank) as the trustee under the Senior Debt Indenture under which the notes are issued.

Principal Amount:	$2,000,000,000	Interest Payment Dates:	Each April 27 and October 27,
Maturity Date:	April 27, 2017		commencing on October 27, 2007
Settlement Date		Interest Payment Period:	Semi-annual
(Original Issue Date):	April 27, 2007	Minimum Denominations:	$100,000 and integral multiples
Interest Accrual Date:	April 27, 2007		of $1,000 in excess thereof
Issue Price:	99.697%	Business Days:	New York
Specified Currency:	U.S. dollars	CUSIP:	617446 H51
Redemption Percentage		ISIN:	US617446 H515
at Maturity:	100%	Other Provisions:	Optional make-whole redemption
Interest Rate:	5.55% per annum (calculated		(spread over treasury rate: plus
	on a 30/360 day count basis)		15 basis points)

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

MORGAN STANLEY

ABN AMRO INCORPORATED	BMO CAPITAL MARKETS	CALYON SECURITIES (USA)
DEUTSCHE BANK	HVB CAPITAL MARKETS, INC.	MITSUBISHI UFJ SECURITIES
MIZUHO SECURITIES USA INC.	NATEXIS BLEICHROEDER INC.	RBC CAPITAL MARKETS
SANTANDER INVESTMENT	SCOTIA CAPITAL	SOCIETE GENERALE
TD AMERITRADE	WACHOVIA SECURITIES	WELLS FARGO SECURITIES
BLAYLOCK & COMPANY	CASTLEOAK SECURITIES, L.P.	LOOP CAPITAL MARKETS, LLC
SIEBERT CAPITAL MARKETS

Supplemental Information Concerning Plan of Distribution

On April 24, 2007, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.247%, which we refer to as the “purchase price” for the notes.  The purchase price equals the stated issue price of 99.697% less a combined management and underwriting commission of 0.45% of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. Incorporated	$1,660,000,000
ABN AMRO Incorporated	20,000,000
BMO Capital Markets Corp.	20,000,000
Calyon Securities (USA), Inc.	20,000,000
Deutsche Bank Securities Inc.	20,000,000
HVB Capital Markets, Inc.	20,000,000
Mitsubishi UFJ Securities International plc	20,000,000
Mizuho Securities USA Inc.	20,000,000
Natexis Bleichroeder Inc.	20,000,000
RBC Capital Markets Corporation	20,000,000
Santander Investment Securities Inc.	20,000,000
Scotia Capital (USA) Inc.	20,000,000
SG Americas Securities, LLC	20,000,000
TD Ameritrade, Inc.	20,000,000
Wachovia Capital Markets, LLC	20,000,000
Wells Fargo Securities, LLC	20,000,000
Blaylock & Company, Inc.	10,000,000
CastleOak Securities, L.P. .	10,000,000
Loop Capital Markets, LLC	10,000,000
Muriel Siebert & Co., Inc.	10,000,000

Total	$2,000,000,000

With respect to notes to be offered or sold in the United Kingdom, each manager agrees (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by such manager in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by such manager in relation to the notes in, from or otherwise involving the United Kingdom.

Each manager agrees that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan including any corporation or other entity organized under the laws of Japan) or to others for the re-offering or re-sale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and other relevant laws and regulations of Japan.

Furthermore, each manager agrees that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by such manager or for or on behalf of us unless such consent, approval or permission has been previously obtained.

Mitsubishi UFJ Securities International plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by NASD regulations.

United States Federal Income Taxation

If you are a non-U.S. investor, please refer to the section in  the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.” Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

PS-2

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

PS-3